Exhibit 99.10 Notice to ASX Rio Tinto Limited annual general meeting – revised arrangements 28 April 2020 THIS ANNOUNCEMENT IS IMPORTANT AND REQUIRES SHAREHOLDERS’ IMMEDIATE ATTENTION • Attendance in person at annual general meeting is no longer possible • Shareholders will be able to participate in the meeting either online or by telephone On 10 March 2020, Rio Tinto Limited issued notice of its annual general meeting to be held in Brisbane at 9:30am Australian Eastern Standard Time (AEST) on Thursday, 7 May 2020. On 25 March 2020, Rio Tinto Limited issued an addendum to the notice of meeting explaining that we were continuing to closely monitoring the impact of the COVID-19 virus in Australia and how this may affect the arrangements for the meeting. Attending the meeting in person no longer possible The Australian Government has announced a number of measures to reduce spread of COVID-19, including requiring people to stay at home, except in very limited circumstances, and imposing restrictions on public gatherings. As a result, a number of changes are being made to the previously announced arrangements for the 2020 Rio Tinto Limited annual general meeting. The 2020 Annual General Meeting for Rio Tinto Limited will be held as a virtual meeting only. There will not be a physical meeting that shareholders can attend in person. Revised arrangements The time of the meeting has been changed. The meeting will commence at 4.00pm AEST on 7 May 2020. This decision was made to provide shareholders in as many different time zones as possible the best opportunity to participate in the meeting. Shareholders will be able to participate in the meeting and ask questions, either online or by telephone. Shareholders will also be able to vote online during the meeting. Details of how to participate in the meeting either online or by telephone is set out on our website at https://www.riotinto.com/invest/shareholder-information/annual-general-meetings. As a result of the change to the commencement time of the meeting, shareholders now have until 4.00pm AEST on Tuesday 5 May 2020 to lodge their proxy forms. Further information on how to submit the proxy forms is set out on page 5 of the 2020 Notice of annual general meeting dated 10 March 2020. Page 1 of 2

## Contacts

media.enquiries@riotinto.com
riotinto.com

Follow @RioTinto on Twitter

**Media Relations, United Kingdom**
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

**Media Relations, Americas**
Matthew Klar
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**Media Relations, Asia**
Grant Donald
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**Media Relations, Australia**
Jonathan Rose
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Matt Chambers
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Jesse Riseborough
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**Investor Relations, United Kingdom**
Menno Sanderse
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David Ovington
T +44 20 7781 2051
M +44 7920 010 978

**Investor Relations, Australia**
Natalie Worley
T +61 3 9283 3063
M +61 409 210 462

Amar Jambaa
T +61 3 9283 3627
M +61 472 865 948

**Group Company Secretary**
Steve Allen

**Rio Tinto plc**
6 St James's Square
London SW1Y 4AD
United Kingdom
T +44 20 7781 2000
Registered in England
No. 719885

**Joint Company Secretary**
Tim Paine

**Rio Tinto Limited**
Level 7, 360 Collins Street
Melbourne 3000
Australia
T +61 3 9283 3333
Registered in Australia
ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

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